Filed pursuant to Rule 424(b)(3)

Registration No. 333-133960

Registration No. 333-127745

Registration No. 333-125106

Registration No. 333-117653

PROSPECTUS SUPPLEMENT NO. 3

Dated November 20, 2006

(To Prospectus dated August 4, 2006)

16,914,119 Shares of Common Stock for Resale by Certain Stockholders

Uranium Resources, Inc.

Common Stock

Supplement to Prospectus

This supplements the prospectus dated August 4, 2006, of Uranium Resources, Inc., (the “Company”), as supplemented by Supplement No. 1 dated September 19, 2006 and Supplement No. 2 dated October 5, 2006, relating to the sale by certain of our securityholders of up to 16,914,119 shares of Common Stock of the Company.  You should read this prospectus supplement in conjunction with the prospectus, and this supplement is qualified by reference to the prospectus, except to the extent that the information herein supersedes the information contained in the prospectus.  This supplement includes:

•                                                      The Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, which was filed with the Securities and Exchange Commission November 14, 2006.

•                                                      A report on Form 8-K, including press releases announcing the retention of Kei Advisors LLC as the Company’s investor relations advisory firm, the launch of an internal evaluation to determine the feasibility of developing a conventional mining and milling complex based on several of the Company’s New Mexico properties and the timing of the release of the Company’s third quarter results and teleconference, which was filed with the Securities and Exchange Commission on November 14, 2006.

•                                                      A report on Form 8-K, including press release announcing financial results for the Company’s third quarter ended September 30, 2006, which was filed with the Securities and Exchange Commission on November 17, 2006.

**********************

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete.  Any representation to the contrary is a criminal offense.

This supplement is part of the prospectus and must accompany the prospectus to satisfy prospectus delivery requirements under the Securities Act of 1933, as amended.

The date of this prospectus supplement is November 20, 2006.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 10-Q

☒	Quarterly report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the quarterly period ended September 30, 2006 or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from                  to

Commission file number 0-17171

URANIUM RESOURCES, INC.

(Exact Name of Issuer as Specified in Its Charter)

DELAWARE	75-2212772
(State of Incorporation)	(I.R.S. Employer Identification No.)

650 S. Edmonds Lane, Suite 108, Lewisville, Texas 75067
(Address of Principal Executive Offices)

(972) 219-3330
(Issuer’s Telephone Number, Including Area Code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12-b2 of the Exchange Act.

(Check one):	Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12-b2 of the Exchange Act).
☐  Yes    ☒  No

Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date.

Title of Each Class of Common Stock	Number of Shares Outstanding
Common Stock, $0.001 par value	51,735,089 as of November 10, 2006

URANIUM RESOURCES, INC.
2006 THIRD QUARTERLY REPORT ON FORM 10-Q

URANIUM RESOURCES, INC.

CONSOLIDATED BALANCE SHEETS

ASSETS

	September 30,	December 31,
	2006	2005
	(Unaudited)
Current assets:
Cash and cash equivalents	$26,466,678	$5,852,716

Receivables, net	570,679	32,940
Uranium and materials/supplies inventory	1,213,721	707,949
Prepaid and other current assets	346,825	269,835
Total current assets	28,597,903	6,863,440

Property, plant and equipment, at cost:
Uranium properties	61,555,774	51,662,223
Other property, plant and equipment	398,362	302,164
Less-accumulated depreciation, depletion and impairment	(47,706,578)	(43,275,660)
Net property, plant and equipment	14,247,558	8,688,727

Notes receivable	39,819	—

Other assets	2,354,982	1,072,026
Long-term investment:
Certificate of deposit, restricted	1,954,377	1,288,411
	$47,194,639	$17,912,604

The accompanying notes to financial statements are an integral part of these consolidated statements.

URANIUM RESOURCES, INC.

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS’ EQUITY

	September 30,	December 31,
	2006	2005
	(Unaudited)
Current liabilities:
Accounts payable	$2,060,414	$1,139,005
Current portion of restoration reserve	1,295,795	1,061,491
Accrued interest and other accrued liabilities	477,131	432,683
Unrealized loss on derivatives, current portion	—	20,424,291
Current portion of long-term debt	36,369	175,833
Other deferred credits	461,640	—
Total current liabilities	4,331,349	23,233,303

Other long-term liabilities and deferred credits	4,366,922	3,823,015

Unrealized loss on derivative, net of current portion	—	26,396,656

Long-term debt, less current portion	506,424	450,000
Commitments and contingencies (Notes 1, 2 and 3)
Shareholders’ equity:*
Common stock, $.001 par value, shares authorized: 200,000,000; shares issued and outstanding (net of treasury shares): 2006—51,735,089; 2005—40,952,128	51,773	40,990
Paid-in capital	124,930,206	75,013,668
Accumulated deficit	(86,982,617)	(111,035,610)
Less: Treasury stock (38,125 shares), at cost	(9,418)	(9,418)
Total shareholders’ equity (deficit)	37,989,944	(35,990,370)
	$47,194,639	$17,912,604

*                    Shareholders’ equity information reflects the effect of a reverse 1 for 4 stock split made effective April 11, 2006.

The accompanying notes to financial statements are an integral part of these consolidated statements.

URANIUM RESOURCES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
Revenues:
Uranium sales—	$2,765,606	$1,263,381	$5,678,965	$4,030,293
Total revenue	2,765,606	1,263,381	5,678,965	4,030,293
Costs and expenses:
Cost of uranium sales—
Royalties and commissions	241,523	85,478	490,849	268,977
Operating expenses	1,556,587	1,226,868	4,674,015	2,454,685
Accretion/amortization of restoration reserve	86,171	97,133	360,479	268,365
Depreciation and depletion	2,425,327	543,622	3,814,416	1,107,458
Exploration expenses	—	—	234,646	—
Impairment of uranium properties	3,260,201	—	3,260,201	—
(Gain) loss on derivatives	—	647,935	(34,820,947)	12,094,304
Total (gain on) cost of uranium sales	7,569,809	2,601,036	(21,986,341)	16,193,789
Earnings (loss) from operations before corporate expenses	(4,804,203)	(1,337,655)	27,665,306	(12,163,496)

Corporate expenses—
General and administrative	1,557,083	708,543	4,214,096	2,326,748
Depreciation	9,949	4,447	23,008	12,797
Total corporate expenses	1,567,032	712,990	4,237,104	2,339,545
Earnings (loss) from operations	(6,371,235)	(2,050,645)	23,428,202	(14,503,041)

Other income (expense):
Interest expense	(1,370)	(17,795)	(5,703)	(37,478)
Interest and other income, net	383,549	50,469	630,494	82,917

Net earnings (loss)	$(5,989,056)	$(2,017,971)	$24,052,993	$(14,457,602)

Net earnings (loss) per common share:*
Basic	$(0.12)	$(0.05)	$0.51	$(0.41)
Diluted	$(0.12)	$(0.05)	$0.48	$(0.41)

Weighted average common shares and common equivalent shares per share data:*
Basic	51,735,089	37,904,573	47,184,096	35,255,486
Diluted	51,735,089	37,904,573	49,804,986	35,255,486

*                             Net earnings (loss) per share and weighted average common shares information reflects the effect of a reverse 1 for 4 stock split made effective April 11, 2006.

The accompanying notes to financial statements are an integral part of these consolidated statements.

URANIUM RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine Months Ended September 30,
	2006	2005

Net earnings (loss)	$24,052,993	$(14,457,602)
Reconciliation of net earnings (loss) to cash provided by (used in) operations—
(Gain) loss on derivatives	(34,820,947)	12,094,304
Accretion/amortization of restoration reserve	360,479	268,365
Depreciation and depletion	3,837,424	1,120,255
Decrease in restoration and reclamation accrual	(684,979)	(715,235)
Stock compensation expense	1,228,619	443,960
Impairment of uranium properties	3,260,201	—
Other non-cash items, net	318,342	288,254

Effect of changes in operating working capital items—
(Increase) decrease in receivables	(577,557)	341,774
(Increase) decrease in inventories	42,999	(255,378)
Increase in prepaid and other current assets	(295,483)	(255,742)
Increase in payables, accrued liabilities and deferred credits	1,427,497	1,154,297
Net cash provided by (used in) operations	(1,850,412)	27,252

Investing activities:
Increase in certificate of deposit, restricted	(665,966)	(46,746)
Settlement of derivative instrument	(12,000,000)	—
Additions to property, plant and equipment—
Kingsville Dome	(8,499,106)	(381,113)
Vasquez	(3,078,092)	(2,709,512)
Rosita	(1,047,125)	(24,028)
Rosita South	(83,837)	—
Churchrock	(268,866)	(241,807)
Crownpoint	(66,621)	(342,066)
Other property	(110,386)	(100,168)
Other assets	(220,000)	—
Net cash used in investing activities	(26,039,999)	(3,845,440)

Financing activities:
Proceeds from (payments on) borrowings	(11,473)	600,000
Issuance of common stock, net	48,515,846	13,088,964
Net cash provided by financing activities	48,504,373	13,688,964
Net increase (decrease) in cash and cash equivalents	20,613,962	9,870,776
Cash and cash equivalents, beginning of period	5,852,716	268,866
Cash and cash equivalents, end of period	$26,466,678	$10,139,642

The accompanying notes to financial statements are an integral part of these consolidated statements.

Uranium Resources, Inc.

Notes to Consolidated Financial Statements September 30, 2006 (Unaudited)

1.                                      BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-Q and Item 310(b) of Regulation S-K.  Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements.  The accompanying statements should be read in conjunction with the audited financial statements included in the Company’s 2005 Annual Report on Form 10-KSB/A.  In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.  Operating results for the three and nine months ended September 30, 2006 are not necessarily indicative of the results that may be expected for the full calendar year ending December 31, 2006.

Reverse Stock Split

On March 29, 2006 the Company’s Board of Directors declared a 1 for 4 reverse stock split for stockholders of record on April 10, 2006, effective April 11, 2006.  The split was approved by stockholders at the 2005 Annual Meeting of Stockholders.  All common stock share amounts, earnings per share data and references to the common stock of the Company in this report are stated on a post-split basis.

2.                                      DESCRIPTION OF BUSINESS

URI was organized in 1977 to mine uranium in the United States using the in situ leach mining process. This process is generally more cost effective and environmentally benign than conventional mining techniques. From 1988 through 1999 we produced about 6.1 million pounds of uranium from two South Texas properties, 3.5 million pounds from Kingsville Dome and 2.6 million pounds from Rosita.

In 1999 we shut-in our production because of depressed uranium prices, and from the first quarter of 2000 until December 2004, we had no source of revenue and had to rely on equity infusions to remain in business and maintain the critical employees and assets of the Company until such time that uranium prices reached a level where it was prudent to commence operations. The company began producing at its Vasquez property in South Texas in the fourth quarter of 2004.  Production at Kingsville Dome began in the second quarter of 2006.

The financial statements of the Company have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

During 2005 we were unable to produce sufficient pounds from Vasquez to satisfy our contracted delivery requirements. As a result of the lower production and the fixed costs of operations, our cost of production exceeded the sales price under the contracts, and we were losing money on each pound sold. In addition, because of chemical and permeability obstacles in the Vasquez formation, we experimented with different oxidizing components that added to our costs.

In March 2006, we renegotiated all of our supply contracts with Itochu and UG and have committed to each of them one-half of whatever our production is in Texas at a price that is based on the market price at the time of delivery less a discount.  See “Footnote 4. Contract Commitments — Amendment to Uranium Sales Contracts”, for a discussion of the terms of the revised contracts, including certain conditions thereto.

3.                                      DISCLOSURE OF NON-CASH TRANSACTIONS

The following non-cash transaction occurred in the first nine months of 2006:

In March 2006, 103,896 shares of the Company’s Common Stock were issued in connection with the conversion of the Convertible Notes described in Footnote 6.

During 2006, the Company entered into capital leases to acquire property, plant and equipment items including logging trucks and office computers and equipment totaling $104,265.  The outstanding balance of the capital leases was $92,793 at September 30, 2006.

4.                                      URANIUM PROPERTIES

Vasquez Project

The Vasquez project commenced production in the fourth quarter of 2004.  Since its start-up and through September 30, 2006, the project has produced 504,000 pounds of uranium.  This project has provided significant technical challenges with regard to its production operations since its inception.  Vasquez’s historical production rate has been below its expected rate and its production costs have been higher than projected.  The primary reasons for these results are attributable to the unique geochemical composition of the Vasquez ore body and the degree of re-reduction we have found in the uranium deposited within the formation.  These factors have caused our production costs to rise from $20.32 per pound in 2005 to over $46.00 per pound in 2006.

At September 30, 2006 there were six separate wellfields in production at Vasquez.  The first wellfield began producing in 2004 and the next three wellfields began producing in 2005.  Production from each of these four wellfields has declined to below 1,000 pounds per month at September 30, 2006.  The fifth and six wellfields were placed in production in 2006 and are producing the majority of the Vasquez production on a month to month basis.  A review of the incremental costs associated with each of the Vasquez wellfields is being conducted in connection with a review of our overall South Texas production plan.  This plan is being done to determine the best utilization of the Company’s personnel, drilling, logging and equipment resources in relation to each of our South Texas projects. After the end of the third quarter 2006, our development and exploration equipment has been redeployed from Vasquez to our other South Texas projects.

We are continuing to evaluate the extent and scope of our future development efforts at Vasquez. This evaluation will include a comparison of the economic impact of continuing development at Vasquez as opposed to using company assets to mine more favorable properties. We intend to continue mining existing wellfields at Vasquez as long as they generate positive results on an operating basis. New wellfields may be considered after further evaluations of the above stated geological and chemical problems have been completed. Further development could also be affected by future market conditions.

In connection with our review of Vasquez production operations we have revised the estimated recovery factors for each wellfield from a 70% recovery factor to 50%.  This change in estimated recoveries resulted in an increased charge for depreciation and depletion of approximately $970,000 in the third quarter of 2006.  The decrease in net income from this change in estimate resulted in an increase in the net loss and a decrease in net income of ($0.02) per share for the three and nine months ended September 30, 2006, respectively. Additionally at September 30, 2006 we determined the carrying value of the Vasquez project assets exceeded their fair value as provided in SFAF 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”.  Such determination resulted in an impairment provision related to the Vasquez project assets of approximately $3.3 million in the third quarter of 2006.  As a result of our change in the estimated recovery factors for Vasquez, we expect that in connection with our year-end uranium reserve evaluation we will see a reduction in our recoverable reserve base at Vasquez.  At this time we cannot determine the amount of such change. The carrying value of the Vasquez property, after the impairment provision was $1.9 million at September 30, 2006.

5.                                      NOTES RECEIVABLE

In June 2006, the Company advanced $45,000 to one of its drilling contractors to assist the contractor in the purchase of a drilling rig to be used on the Company’s Vasquez and/or Kingsville Dome projects.  Interest accrues on this note at a rate of 7.5% per annum.  Principal and interest is being repaid at a rate of $2,000 per month with all accrued but unpaid interest due at the maturity of the note in July 2008.

6.                                      CONTRACT COMMITMENTS

Amendment to Uranium Sales Contracts

In March 2006 we entered into a new contract with Itochu and a new contract with UG that supersede the existing contracts. Each of the new contracts calls for delivery of one-half of our actual production from our Vasquez property and other properties in Texas currently owned or hereafter acquired by the Company (excluding certain large potential exploration plays). The terms of such contracts are summarized below.

The Itochu Contract. Under the Itochu contract all production from the Vasquez property will be sold at a price equal to the average spot price for the eight weeks prior to the date of delivery less $6.50 per pound, with a floor for the spot price of $37 and a ceiling of $46.50. Other Texas production will be sold at a price equal to the average spot price for the eight weeks prior to the date of delivery less $7.50 per pound, with a floor for the spot price of $37 and a ceiling of $43. On non-Vasquez production the price paid will be increased by 30% of the difference between actual spot price and the $43 ceiling up to and including $50 per pound. If the spot price is over $50 per pound the price on all Texas production will be increased by 50% of such excess. The floor and ceiling and sharing arrangement over the ceiling applies to 3.65 million pounds of deliveries, after which there is no floor or ceiling. Itochu has the right to cancel any deliveries on six-month’s notice.

We have also entered into a letter of intent with Itochu to joint venture the development of our Churchrock property in New Mexico. See Footnote 10 — “Joint Venture for Churchrock Property.”  If the Company fails to use good faith efforts to negotiate and enter into such definitive agreement, the foregoing terms will terminate and the original contract terms will be reinstated effective for all deliveries after the occurrence of such determination. Under the terms of the joint venture, both parties must make an investment decision after the completion of a feasibility study, currently anticipated to occur around the end of 2006. If Itochu should terminate the venture at that time, we would no longer receive the additional price of 30% of the excess over $43 per pound outlined above. If we should terminate the venture at that time, the original contract terms will be reinstated from that time forward.

The UG Contract. Under the UG contract all production from the Vasquez property and other Texas production will be sold at a price equal to the month-end long-term contract price for the second month prior to the month of delivery less $6 per pound until (i) 600,000 pounds have been sold in a particular delivery year and (ii) an aggregate of 3 million pounds of Uranium has been sold. After the 600,000 pounds in any year and 3 million pounds total have been sold, UG will have a right of first refusal to purchase other Texas production at a price equal to the average spot price for a period prior to the date of delivery less 4%. In consideration of UG’s agreement to restructure its previously existing contract, we have paid UG $12 million in cash in May 2006.  The payment resulted in a reduction to the gain on derivatives recorded in the first quarter of 2006.

Impact of Amended Sales Contracts on Derivatives

The Company’s long-term uranium sales contracts prior to their amendment in March 2006 met the definition of derivative financial instruments for financial statement reporting purposes and are recorded on the balance sheet at December 31, 2005 at fair value. Changes in the Company’s derivatives represented non-cash charges to earnings for the present value of the loss the Company would incur in the event it would be required to purchase uranium in the spot market to satisfy the delivery obligations under the uranium sales contracts. The amended contracts obligate the Company to deliver 50% of its uranium production to each customer, and do not obligate the Company to deliver any uranium in excess of its production.  The Company has determined that at March 31, 2006 the terms of the amended contracts eliminated their qualification as derivatives and therefore, as of May 2006, are not required to be valued at fair value.  The amendment to these contracts resulted in a gain on derivatives recorded to the consolidated statements of operations of $34.8 million in the first two quarters of 2006.

7.                                      NOTES PAYABLE

Convertible Notes

In 2000, the Company issued a $135,000 Convertible Note due July 17, 2005 in settlement of certain outstanding claims. Interest of 6% per annum was due at maturity. The Company could prepay the Note at any time and the holder of the Note had the right to convert all principal and accrued interest into shares of the Company’s

Common Stock at a conversion price of $3.00 per share. In the third quarter of 2005, the maturity was extended to July 17, 2006, and the accrued and unpaid interest of $40,833 was added to the principal of the Convertible Note. The conversion price was reduced to $1.76 per share. In connection with these amended terms, the Company recorded interest expense of approximately $56,000 in 2005 related to the beneficial conversion terms of the modified Note. In March 2006, all of the principal and accrued interest ($182,900) under the note was converted into 103,896 shares of the Company’s Common Stock.

8.                                      STOCK BASED COMPENSATION

Adoption of SFAS 123(R)

Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standard 123(R) “Share-Based Payment” (“SFAS 123(R)”) using the modified prospective transition method. In addition, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 “Share-Based Payment” (“SAB 107”) in March, 2005, which provides supplemental SFAS 123(R) application guidance based on the views of the SEC. Under the modified prospective transition method, compensation cost recognized in the quarter ended March 31, 2006 and beyond includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted beginning January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). In accordance with the modified prospective transition method, results for prior periods have not been restated.

The adoption of SFAS 123(R) resulted in stock compensation expense for the three and nine months ended September 30, 2006 of $432,000 and $1,229,000, respectively, to general and administrative expenses. The Company did not recognize a tax benefit from the stock compensation expense because the Company considers it is more likely than not that the related deferred tax assets, which have been reduced by a full valuation allowance, will not be realized.

The Black-Scholes option-pricing model was used to estimate the option fair values. The option-pricing model requires a number of assumptions, of which the most significant are, expected stock price volatility, the expected pre-vesting forfeiture rate and the expected option term (the amount of time from the grant date until the options are exercised or expire). Expected volatility was calculated based upon actual historical stock price movements through the measurement date of the stock option grant. Expected pre-vesting forfeitures were estimated based on actual historical pre-vesting forfeitures over the most recent periods ending September 30, 2006 for the expected option term. The expected option term was estimated based on historical averages over the most recent periods ending September 30, 2006.

A total of 100,000 new option grants were made to the non-employee directors of the Company in June 2006 at grant prices of $5.15 and $5.13 per share.  Using the Black-Scholes option pricing model, the weighted average assumptions for grants in 2006: fair market value: $5.13 and $5.11, expected volatility of 184.7% and 184.7% and risk-free interest rates of 5.20% and 5.09%.  An expected life of 9.31 years was used for the options granted.  The weighted average fair value of the options granted in 2006 was $5.12.

Stock Options as of the Three and Nine Month Periods Ended September 30, 2006

The Company has four stock option plans, the Amended and Restated 1995 Stock Incentive Plan (the “1995 Plan”), the 2004 Stock Incentive Plan (the “2004 Plan”), the Director’s Stock Option Plan and the 2004 Directors’ Stock Option Plan (the “2004 Directors’ Plan”), pursuant to which the Company has granted or may grant in the future, options to purchase common stock.

Under the 1995 Plan as of September 30, 2006 2,633,959 shares are reserved for issuance upon exercise of outstanding options at prices of $0.76 to $28.50 per share. No new options may be granted under the 1995 Plan.

Under the 2004 Plan, incentive stock options and non-qualified options to purchase up to an aggregate of 1,750,000 shares of Common Stock may be granted to key employees. As of September 30, 2006, 500,000 shares are reserved for issuance at a price of $3.36 per share; and 150,500 shares are reserved for issuance at a price of $2.96 per share.

Under the 2004 Directors’ Plan, as amended on June 1, 2006, each non-employee director on the date the Plan was adopted was granted an option to purchase seventy-five thousand (75,000) shares. Each non-employee Director elected or appointed to the Board of Directors for the first time will be granted an option to purchase 50,000 shares of Common Stock and, each Non-Employee Director will be granted an option to purchase 50,000 shares (a) upon his or her reelection at an annual meeting of the Company’s stockholders or (b) in any calendar year in which an annual meeting of stockholders is not held, on June 1 of such year. Mr. Erdahl and Mr. Ireland each holds options covering 125,000 shares under the 2004 Directors’ Plan, and Mr. Clark holds options covering 50,000 shares under the Plan.

The 2004 Directors’ Plan replaces the Director’s Stock Option Plan, adopted in 1994 which expired in 2004. Under that plan Mr. Erdahl holds options covering 1,000 shares; and Mr. Ireland holds options covering 1,000 shares. No new options may be granted under that plan.

The following table summarizes stock options outstanding and changes during the nine month period ended September 30, 2006:

	Outstanding Options
	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Options outstanding at Jan. 1, 2006	3,743,064	$2.17
Granted	100,000	$5.14
Exercised	(172,750)	$1.66
Canceled or forfeited	(83,855)	$9.71
Options outstanding at Sept. 30, 2006	3,586,459	$2.10	7.51	$3,034,228

Options exercisable at Sept. 30, 2006	2,049,833	$2.02	6.95	$1,911,792

Shares available for grant under the Plans as of September 30, 2006 were 1,845,500.

Stock options outstanding and currently exercisable at September 30, 2006 are as follows:

	Options Outstanding			Options Exercisable
		Weighted Average
	Number of	Remaining		Number of
	Options	Contractual Life	Weighted Average	Options	Weighted Average
Stock Option Plan	Outstanding	(in years)	Exercise price	Exercisable	Exercise Price
1995 Stock Incentive Plan	2,633,959	7.21	$1.77	1,674,883	$1.79
2004 Employee Incentive Plan	650,500	8.23	3.27	323,250	3.27
Directors Stock Option Plan	2,000	2.98	7.79	1,700	9.14
2004 Directors Plan	300,000	8.58	2.59	50,000	1.32
	3,586,459	7.51	$2.10	2,049,833	$2.02

Total estimated unrecognized compensation cost from unvested stock options as of September 30, 2006 was approximately $3.7 million, which is expected to be recognized over a weighted average period of approximately 2 years.

Pro-Forma Stock Compensation Expense for the Three and Nine Months Ended September 30, 2005

Prior to 2006, the Company applied the intrinsic value method of accounting for stock options as prescribed by APB 25. Since all options granted prior to the quarter ended September 30, 2005 had an exercise price equal to the closing market price of the underlying common stock on the grant date, no compensation expense was recognized. If compensation expense had been recognized based on the estimated fair value of each option granted in accordance with the provisions of SFAS 123 as amended by Statement of Financial Accounting Standard 148, our net loss and net loss per share would have been reduced to the following pro-forma amounts:

		Three Months Ended	Nine Months Ended
		September 30, 2005	September 30, 2005
Net Loss:	As reported	$(2,017,971)	$(14,457,602)
Pro forma stock based compensation costs under the fair value method, net of tax		(158,723)	(168,996)
	Pro forma	$(2,176,694)	$(14,626,598)

	As reported	$(0.05)	$(0.41)
Basic EPS:	Pro forma	$(0.05)	$(0.41)

	As reported	$(0.05)	$(0.41)
Diluted EPS:	Pro forma	$(0.05)	$(0.41)

Option grants of 25,000 shares were made to each of the two non-employee directors of the Company in the nine months ended September 30, 2005.

Pro-forma compensation expense under SFAS 123, among other computational differences, does not consider potential pre-vesting forfeitures. Because of these differences, the pro-forma stock compensation expense presented above for the three and nine month periods ended September 30, 2005 under SFAS 123 and the stock compensation expense recognized during the same periods ended September 30, 2006 under SFAS 123(R) are not directly comparable. In accordance with the modified prospective transition method of SFAS 123(R), the prior comparative quarterly results have not been restated.

9.                                      ASSET RETIREMENT OBLIGATIONS

The following table shows the change in the balance of the restoration and reclamation liability during the nine months ended September 30, 2006 and 2005, respectively:

	Nine Months Ended September 30,
	2006	2005
Reserve for future restoration and reclamation costs beginning of period	$3,595,278	$3,410,293
Additions	1,371,389	568,595
Costs incurred	(743,451)	(715,235)
Accretion expense	150,273	150,273
Reserve for future restoration and reclamation costs at end of period	$4,373,489	$3,413,926

10.                               SHAREHOLDERS’ EQUITY

Convertible Notes

In March 2006, 103,896 shares of the Company’s Common Stock were issued in connection with the conversion of the Convertible Notes described in Footnote 6.

Equity Infusions

In April 2006, the Company completed the sale of 10,200,307 shares of its Common Stock at $4.90 per share to accredited investors resulting in gross proceeds of approximately $50 million before expenses of the offering.  The Company has filed a registration statement under the Securities Act of 1933, as amended, to register the resale of the shares.  Such shares are subject to certain resale registration rights that include penalties (1% per month) in the event registration statement failed to become effective in a timely manner or if the registration statement fails to remain effective.  On August 4, 2006, such registration statement was made effective and as a result the Company met its initial obligation with regard to this registration requirement.  The placement agent in connection with the offering received a fee equal to 6% of the transaction, one-half in cash and one-half in shares of the Company’s Common Stock, at the offering price in connection with the placement.  Two private investment partnerships managed by George R. Ireland, a director of the Company, purchased 300,000 shares in the offering.

The following table details the changes in shareholders equity for the nine months ended September 30, 2006:

	Common Stock		Paid-In	Accumulated
	Shares	Amount	Capital	Deficit	Treasury Stock
Balances, December 31, 2005	40,952,127	$40,990	$75,013,668	$(111,035,610)	$(9,418)
Net earnings	—	—	—	24,052,993	—
Common stock issuance	10,200,307	10,200	49,718,751	—	—
Compensation for common stock issuance	306,009	306	(1,499,751)	—	—
Conversion of debt	103,896	104	182,752	—	—
Stock option exercise	172,750	173	286,167	—	—
Stock compensation expense	—	—	1,228,619	—	—
Balances, September 30, 2006	51,735,089	$51,773	$124,930,206	$(86,982,617)	$(9,418)

Increase in Authorized Shares

In January 2005, the Company’s stockholders approved an amendment to the Company’s Restated Certificate of Incorporation to increase the authorized shares of Common Stock, par value $0.001 per share (the “Common Stock”), from 100,000,000 to 200,000,000.

11.                               OTHER EVENTS

Joint Venture for Churchrock Property

We have entered into a non-binding letter of intent with Itochu to joint venture the development of our Churchrock property in New Mexico, under which Itochu will fund all development costs currently estimated at $32 million, primarily through a debt facility that it will provide. Itochu and the Company will split the profits 50-50 and the Company will be the Managing Partner and receive a management fee. For revenues in excess of $30 per pound, the Company will receive additional payments under the joint venture. The Company estimates that the Churchrock property will yield about 10 million pounds of uranium. These terms are subject to the parties negotiating and signing a definitive agreement, and the parties are working towards the preparation and signing of the agreement in 2006. Under the terms of the joint venture, both parties must make an investment decision after the completion of a feasibility study. Itochu paid the Company $675,000 for the cost of the study and for exclusive negotiating rights.  Such funding, net of related expenses related to updating the feasibility study has been recorded on the balance sheet at September 30, 2006 in current liabilities under “Other deferred credits”.

Appointment of Executive Officer and Director

On October 3, 2006, the Board of Directors of the Company appointed Mr. David N. Clark to the position of President and Chief Operating Officer.  Mr. Clark also serves as a Director of the Company and Chairman of the Strategic Planning Committee of the Board of Directors.  In connection with Mr. Clark’s appointment he was issued stock options for 800,000 shares under the Company’s 2004 Stock Incentive Plan at an exercise price of $2.97 per share.

Also on October 3, 2006 the Board of Directors of the Company expanded its Board of Directors from four to five members.  Mr. Terence J. Cryan was appointed to fill the vacancy.  Mr. Cryan is the Managing Director of Concert Energy Partners LLC, a New York based investment banking and private equity investment firm specializing in the energy and natural resources industries.  Mr. Cryan was previously Senior Managing Director of Bear Stearns & Co. Inc.  Mr. Cryan holds degrees from Tufts University and the London School of Economics.

ITEM 2.                                              MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward Looking Statements

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and any financial data incorporated herein by reference to the Company’s reports filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934. Except for historical information contained in this report, the matters discussed herein contain forward-looking statements, made pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including management’s expectations regarding the Company’s reserves and mineralized uranium materials, timing of receipt of mining permits, production capacity of mining operations planned for properties in South Texas and New Mexico and planned dates for commencement of production at such properties. Such forward-looking statements are inherently uncertain, and investors must recognize that actual results may differ from management’s expectations. Key factors impacting current and future operations of the Company include the spot price of uranium, weather conditions, operating conditions at the Company’s mining projects, government regulation of the mining industry and the nuclear power industry, the world-wide supply and demand of uranium, availability of capital, timely receipt of mining and other permits from regulatory agencies and other matters indicated in “Cautionary Statement,” found in the Company’s Annual Report.

In July, the Company stated our Texas production was being adversely affected by a shortage of drill rigs, permitting delays, and weather related problems. This shortage of drill rigs and logging trucks was the result of intense industry-wide competition for exploration and development tools. These problems continued through August and into September. The loss of key personnel to competitors also hindered production development plans.

Our Vasquez operation continued to operate below expectations during the third quarter. At the beginning of the project in 2004, our mining plan indicated we could produce the Vasquez property at an annual rate of 700,000 pounds. The geological and chemical problems we experienced in 2005 caused us to revise that estimate downward to an annual capacity of 400,000 pounds. This estimate assumed steps we implemented would successfully resolve production problems we had never experienced at our other mines. While partially successful, these steps have still not led to higher production levels.

We are continuing to evaluate the extent and scope of our future development efforts at Vasquez. This evaluation will include a comparison of the economic impact of continuing development at Vasquez as opposed to using company assets to mine more favorable properties. We intend to continue mining existing wellfields at Vasquez as long as they generate positive results on an operating basis. New wellfields may be considered after further evaluations of the above stated geological and chemical problems have been completed. Further development could also be affected by future market conditions.

At the Kingsville Dome project we planned to bring on three new wellfields, one in August and two in September. Weather problems and a shortage of available drill rigs and logging trucks delayed the startup of these wellfields. The first of these well fields is now scheduled to come online at the end of November. At Rosita, the shortage of drill rigs and logging trucks has delayed estimated production until early 2007.

Production for July, August, and September was 28,000, 14,000, and 30,000 pounds U3O8, respectively. Total production for the first nine months of 2006 was 187,000 pounds.

Looking forward, we now have 16 drill rigs under contract, up from 11 rigs in September. In addition, the company acquired the first of two prompt fission neutron (PFN) logging tools in early November. The increase in rigs and logging tools along with a redeployment of drills from Vasquez allowed the company to initiate a $3.5 million drilling program in October.

Under this program, we plan to drill 1,440 holes totaling over 575,000 feet by the end of the first quarter of 2007.  The objective is to drill out all of the uranium bearing trends that surround our Kingsville Dome and Rosita plant operations. This will identify and delineate all of the reserves the company will be able to mine over the next 3-5 years in Texas. This in turn will allow the company to develop these reserves in a manner and sequence that will generate the highest economic return.

We announced on November 10, 2006 that we launched an internal evaluation to determine the feasibility of developing a conventional mining and milling complex based on several of the Company’s New Mexico properties that are less amenable to in-situ recovery mining methods.

From 1948 through 2001, nearly 350 million pounds of uranium were produced by conventional mining and milling methods in New Mexico. During the peak years from 1959 through 1981, conventional production ranged from 9 to 19 million pounds of uranium per year, averaging nearly 13 million pounds per year.

As for the future, the Energy Information Administration (EIA) stated in a June 2004 report that as of December 31, 2003, uranium reserves in New Mexico were estimated to be 341 million pounds U3O8 assuming forward costs of up to $50 per pound U3O8.  Given historic production rates and EIA’s estimate of available uranium resources, we believe a single conventional mill in New Mexico could produce between 5 to10 million pounds of uranium per year, which includes production from Company-owned properties.

We own 183,000 acres of mineral holdings in New Mexico, which includes mine sites at Crownpoint, Nose Rock, and Roca Honda.  These mine sites were designed by previous owners to produce nearly 4 million pounds of uranium per year.  All three projects were deferred in the early 1980s after uranium prices fell from $43 per pound U3O8 to below $10 per pound by the end of that decade. On these sites are six completed mine shafts that are estimated to have a replacement cost of $25 to $50 million.  With these shafts already in place, we believe the cost of development should be lower.  In addition, once all required permits are received, production on the sites with mine shafts already in place should begin considerably sooner than on comparable undeveloped sites.

The feasibility study will include the following:

•                  The reopening and inspection of two 3,300 foot shafts at Nose Rock that were developed by a division of Phillips Petroleum in the late 1970s.  This project was designed to produce approximately 2.5 million pounds of uranium per year, but was shutdown in 1981 before mining began.

•                  The reopening and inspection of three shafts at Crown Point that were developed by a division of Westinghouse Electric Corporation to produce an estimated 1.2 million pounds of uranium per year.  Production from this project was deferred in 1981 before mining began.

•                  The reopening and inspection of the Kerr-McGee shaft on Roca Honda.

•                  A thorough evaluation of the Company’s extensive data base that includes over 16,000 logs, feasibility studies, mine development plans, and ore reserve analyses that were prepared during the 1970s and ‘80s by Homestake Mining, Mobil Oil, Phillips Petroleum, United Nuclear, and Westinghouse Electric Corporation. This evaluation will focus on the Company’s 43,000 acres located in the prolific Ambrosia Lake District where there exists the greatest potential to discover new uranium resources.

•                  A complete examination of the Company’s mineral holdings to determine which properties are more amenable to conventional development as opposed to in-situ recovery mining methods.

•                  An analysis to determine the feasibility of building a conventional mill to process company mined ore, as well as the potential for toll milling.

This internal evaluation will be managed by Richard A. Van Horn, Senior Vice President – Operations.  Mr. Van Horn has extensive experience in the conventional mining and milling of uranium on the Colorado Plateau with Union Carbide, including the management of the White Mesa Mill operating in Blanding, Utah.

Restatement of Financial Statements - Derivatives

The financial statements for the quarter ended March 31, 2005, have been restated in prior periods to give effect for fair value accounting of certain uranium sales under FAS No. 133, Accounting for Derivative Instruments and Hedging Activities.  The Company’s long-term uranium sales contracts prior to their amendment in March 2006 met the definition of derivative financial instruments for financial statement reporting purposes and are recorded on the balance sheet at December 31, 2005 and 2004 at fair value. Changes in the Company’s derivatives represent non-cash charges to earnings for the present value of the loss the Company would incur in the event it would be required to purchase uranium in the spot market to satisfy the delivery obligations under the uranium sales contracts. The amended contracts obligate the Company to deliver 50% of its uranium production to each customer, and do not obligate the Company to deliver any uranium in excess of its production.  The Company has determined that the terms of the amended contracts eliminates their qualification as derivatives and, therefore, as of May 2006, are not required to be valued at fair value.  The amendment to these contracts resulted in a gain on derivatives recorded to the consolidated statements of operations $34.8 million in the first two quarters of 2006.

Financial Condition and Results of Operations

Nine Months Ended September 30, 2006 and 2005 Consolidated Results of Operations

Production and Sales. In the first nine months of 2006 we produced 117,395 pounds from our Vasquez project and 70,017 from our Kingsville Dome project, which commenced production in the second quarter of 2006. Production in the first nine months of 2005 was 239,738, all of which was produced from the Vasquez project.

In the first nine months of 2006 we sold 199,921 pounds compared to sales of 219,000 pounds in the same period of 2005.  In the first nine months of 2006 we had revenues of $5.7 million ($28.41 per pound) compared to $4.0 million ($18.40 per pound) in the first nine months of 2005.  The increase in the sales revenue per pound in 2006 resulted from new contracts entered into with each of our two customers which superseded the previous contracts.  The 2005 revenues included $253,000 from the renegotiation of the contract price of sales made in 2004.

Operating Expenses. Operating expenses and related royalties and commissions for Vasquez and Kingsville Dome production sold in the first nine months of 2006 totaled $5.1 million from the sale of 199,921 pounds of uranium ($25.58 per pound).  We also incurred $52,000 of stand-by costs at the Rosita project that was charged to operations.  Operating expenses and related royalties and commissions for Vasquez production sold in the first nine months of 2005 totaled $2.7 million on sales of 219,000 pounds ($12.33 per pound); and we incurred $52,000 of stand-by costs at the Rosita project that was charged to operations.  The increase in operating expenses in the current year resulted from increases in production costs coupled with a decrease in production volumes.

Depreciation and Depletion.   In the first nine months of 2006 we incurred $3.8 million of depreciation and depletion cost for sales of our Vasquez and Kingsville Dome production compared to $1.1 million in the first nine months of 2005 for Vasquez production.  This increase in the current period resulted from an increase in production from higher cost capital wellfields compared to the previous year and a change in the estimated recovery factor for our Vasquez project.  We revised our estimated recoveries from 70% of in-place reserves to 50% based primarily on the historical production we have experienced at this project.  This change in estimate resulted in and increase to depreciation and depletion of $970,000 in the third quarter of 2006. In the first nine months of 2005, we incurred $11,000 of stand-by costs at the Rosita project that was charged to depreciation and depletion.

Impairment of Uranium Properties.  At September 30, 2006, we determined the carrying value of the Vasquez project assets exceeded their fair value as provided in SFAF 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”.  Such determination resulted in an impairment provision related to the Vasquez project assets of approximately $3.3 million in the third quarter of 2006.

Cost of Goods Sold.  Our average cost of pounds sold was $42.46 in the first nine months of 2006 compared to $15.96 in the first nine months of 2005.  The cost of pounds sold includes operating expenses and depreciation and depletion.  These costs for the first nine months of 2006 include a cumulative $1.1 million related to lower of cost or market inventory adjustments made in each of the first three quarters this year.  Such adjustments resulted from the book carrying value of our uranium inventory exceeding the expected market value of the inventory at the end of each quarter.  These adjustments had the effect of reducing the carrying value of the uranium inventory and accelerating the timing of recording operating expenses and depreciation and depletion recorded in the statement of operations for each quarter.  The cost of goods sold for the first nine months exclude $760,000 ($17.74 per pound) from a lower of cost or market adjustment made in December 2005 for 42,900 pounds in inventory at that date that were sold in the first quarter of 2006. The nine months ended September 30, 2005 includes a lower of cost or market inventory adjustment of $376,000 ($15.30 per pound) for the 24,500 pounds of Vasquez inventory at that date.

Accretion and Amortization of Future Restoration Costs.  Accretion and amortization of future restoration costs in the first nine months of 2006 and 2005 totaled $361,000 and $268,000, respectively.

General and Administrative Charges.  We incurred general and administrative charges and corporate depreciation of $4,237,000 in the first nine months of 2006 compared to $2,340,000 for the same period in 2005.

Significant expenditures for general and administrative expenses for the three and nine months ended September 30, 2006 and 2005 were:

	Nine Months Ended		Three Months Ended
	2006	2005	2006	2005
Stock compensation expense	$1,229,000	$444,000	$432,000	$0
Salaries and payroll burden	1,075,000	827,000	420,000	273,000
Legal, accounting, public company expenses	933,000	625,000	238,000	237,000
Insurance and bank fees	305,000	265,000	116,000	111,000
Consulting and professional services	355,000	126,000	211,000	46,000
Office expenses	202,000	95,000	105,000	33,000
Travel expenses	108,000	56,000	52,000	28,000
Other, project allocations	30,000	(98,000)	(17,000)	(19,000)

Total	$4,237,000	$2,340,000	$1,557,000	$709,000

The non-cash compensation expense recorded for the three and nine months ended September 30, 2006 resulted from the adoption of SFAS 123(R) in January 2006, requiring the recognition of expense related to the Company’s stock option grants.  The non-cash stock compensation expense recorded in 2005 resulted from the grant of stock options that were subject to approval of an amendment to the Company’s stock option plan which was received in June 2005.

Salary and payroll costs increases for the three and nine month periods presented resulted primarily from the additions to the engineering, professional and executive levels in South Texas and New Mexico made in late 2005 and 2006, compensation increases for the Company’s key personnel in 2006 and a discretionary match made to the Company’s 401(k) profit sharing plan for the plan year ended July 2006.

The Company’s legal, accounting and public company expenses increased in the nine months period from the increase in transactions and activities occurring in 2006.  Such transactions and activities included the renegotiation of the Company’s long-term sales contracts, the negotiation of a joint venture in New Mexico with ITOCHU, increased costs to conduct the annual shareholder meeting, an increase in the number of Board of Directors meetings and preparation of the Company’s NASDAQ application listing.

Our insurance costs increased in the nine month period from higher directors and officer’s insurance premiums and increased vehicle coverage premiums resulting from additional vehicles in 2006.  Bank fees increased as a result of additions to our financial surety requirements for our South Texas uranium projects.

The costs for consulting and professional services increased in the three and nine month periods as a result of an increase in project related activities in 2006.  Such activities include the Company’s compliance work related to it’s Sarbanes-Oxley requirements in 2006, the increase in activities in New Mexico related to the preparation of these projects towards their final licensing and permitting phase, increases in environmental, health and safety training and consulting work, computer networking and web site design work and activities performed in the formulation of a corporate strategic plan.

Increased office costs incurred in the three and nine months resulted primarily from the opening of a corporate office location in Corpus Christi, Texas in June 2006 and increases in the South Texas Kingsville operations office resulting from the personnel added in 2006.

Net Earnings and Losses. For the nine months ended September 30, 2006 and 2005, we had net earnings of $24.1 million and a net loss of $14.5 million respectively.  The earnings in 2006 included a non-cash gain on derivatives of $34.8 million and a non-cash charge for an impairment provision related to the Vasquez project assets of $3.3 million.  The loss in 2005 included a non-cash loss on derivatives of $12.1 million.

Cash Flow.  As of September 30, 2006 we have a cash balance of approximately $26.5 million compared to $10.1 million at the same date in 2005.

In the first nine months of 2006, we had a negative cash flow from operations of ($1.9 million), resulting primarily from our low production volumes coupled with high production costs incurred during the year.  We also used $26.0 million in investing activities, the largest component of which was the payment of $12.0 million to one of our customers in connection with the restructuring of our uranium sales contract.  Other significant investing activities were for production start-up capital at Kingsville Dome of $8.5 million, additional wellfield development at Vasquez of $3.1 million, Rosita project expenditures of $1.0 million, other Texas property and other assets of $414,000 and other property additions in New Mexico of $336,000.

In the first nine months of 2006 we raised net proceeds of approximately $48.2 million through the sale of 10,200,307 shares at $4.90 per share in April 2006 and $286,000 from the issuance of 172,750 shares from the exercise of employee stock options.

Since the receipt of the proceeds raised in April 2006, the Company has received the following funds and has made the following expenditures (amounts in millions):

Receipts
Net proceeds from April 2006 equity offering	$48.2
Proceeds from stock option exercise	0.3
Proceeds from uranium sales	4.3
Interest/other income/feasibility study funding	1.1
Total receipts	$53.9

Expenditures
Buyout of long-term uranium sales contract	$12.0
Working capital	3.1
Kingsville Dome capital expenditures	4.8
Kingsville Dome operations/restoration expenditures	1.5
Vasquez capital expenditures	2.0
Vasquez operations expenditures	1.7
Rosita project capital expenditures	0.8
Rosita project operations/restoration expenditures	0.4
Other South Texas capital expenditures	0.9
New Mexico land and permitting expenditures	0.2
Financial surety funding	0.5
Total Expenditures	$27.9

In the first nine months of 2005 we had net cash flow from operations of $27,000 and raised $13.7 million from financing activities.  $11.6 million of the $13.7 million was raised in the third quarter.  Our net cash flow from operations during the third quarter of 2005 was a negative $52,000.   In the first nine months of 2005 we spent $2.7 million at Vasquez for property, plant and equipment (of which $1.3 million was spent in the third quarter), $381,000 at Kingsville Dome (of which $175,000 was spent in the third quarter) and $708,000 for other property additions in Texas and New Mexico (of which $441,000 was spent in the third quarter).

Third Quarter Ended September 30, 2006 and 2005 Consolidated Results of Operations

Production and Sales. In the third quarter of 2006 we produced 26,074 pounds from our Vasquez project and 46,556 from our Kingsville Dome project, which commenced production in the second quarter of 2006. Production in the third quarter of 2005 was 65,797, all of which was produced from the Vasquez project.

In the third quarter of 2006 we sold 69,951 pounds compared to sales of 74,340 pounds in the same period of 2005.  In the third quarter of 2006 we had revenues of $2.766 million ($39.54 per pound) compared to $1.263 million ($17.00 per pound) in the same period of 2005.

Operating Expenses. Operating expenses and related royalties and commissions for Vasquez and Kingsville Dome production sold in the third quarter of 2006 totaled $1.8 million and we incurred $21,000 of stand-by costs at the Rosita project that was charged to operations.  Operating expenses and related royalties and commissions for Vasquez production sold in the third quarter of 2005 totaled $1.3 million; and we incurred $16,000 of stand-by costs at the Rosita project that was charged to operations.

Depreciation and Depletion.   In the third quarter of 2006 we incurred $2.4 million of depreciation and depletion cost from sales of our Vasquez and Kingsville Dome production compared to $539,000 in the same period of 2005 for Vasquez production.  This increase in the current period resulted from an increase in production from higher cost capital wellfields compared to the previous year and a change in the estimated recovery factor for our Vasquez project. We revised our estimated recoveries from 70% of in-place reserves to 50% based primarily on the historical production we have experienced at this project. This change in estimate resulted in an increase to depreciation and depletion of $970,000 in the third quarter of 2006. In the first nine months of 2005, we incurred $5,000 of stand-by costs at the Rosita project that was charged to depreciation and depletion.

Cost of Goods Sold.  Our average cost of pounds sold was $56.92 in the third quarter of 2006 compared to $23.57 in the same period in 2005.  The cost of pounds sold includes operating expenses and depreciation and depletion.  The cost for the third quarter of 2006 also includes $296,000 from a lower of cost or market adjustment for 30,371 pounds in inventory at September 30, 2006.  The lower of cost or market adjustment resulted in an increase of cost of goods sold for the quarter of $4.23 per pound. The cost of goods sold for the third quarter 2006 excludes $247,000 ($8.91 per pound) from a lower of cost or market adjustment made at June 30, 2006 for 27,700 pounds of inventory at that date that was sold in the third quarter of 2006. The quarter ended September 30, 2005 includes a lower of cost or market inventory adjustment of $376,000 which resulted in an increase to cost of goods sold of $5.06 per pound for the quarter.

Accretion and Amortization of Future Restoration Costs.  Accretion and amortization of future restoration costs in the third quarters of 2006 and 2005 totaled $86,000 and $97,000, respectively.

General and Administrative Charges.  We incurred general and administrative charges and corporate depreciation of $1,567,000 in the third quarter of 2006 and $713,000 for the same period in 2005.  The increase in these charges in 2006 resulted primarily from non-cash stock compensation expense, legal and other costs involved in the restructuring of our uranium sales contracts, legal and other costs related to the negotiation of the New Mexico joint venture agreement, insurance and personnel costs.

Net Earnings and Losses. For the quarter ended September 30, 2006 and 2005, we had net losses of $6.0 million and $2.0 million respectively.  The net losses in 2006 and 2005 resulted primarily from low production volumes during the quarter coupled with high production costs.  The loss in 2006 includes a non-cash charge for an impairment provision related to the Vasquez project assets of $3.3 million. The loss in 2005 also included a non-cash loss on derivatives of $648,000.

Liquidity — Cash Sources and Uses for 2006

In April 2006 we raised $50 million by a sale of 10,200,307 shares of Common Stock at $4.90 per share in a private placement to selected accredited investors. In addition to the foregoing proceeds, the Company had $5.9 million in cash on hand at December 31, 2005.

From April to September 2006, our net cash outflows has averaged $1.5 to $1.6 million per month. Our cash balance at September 30, 2006 was $26.5 million and we anticipate that based upon our current plan of operations that our operating and capital requirements for the remainder of 2006 and 2007 will be met through existing cash and cash generated from operations.

Contingent Liabilities—Off Balance Sheet Arrangements

In April 2006, the Company completed the sale of 10,200,307 shares of its Common Stock at $4.90 per share to accredited investors resulting in gross proceeds of approximately $50 million before expenses of the offering.  The Company has filed a registration statement under the Securities Act of 1933, as amended, to register the resale of the shares.  Such shares are subject to certain resale registration rights that include penalties (1% per month) in the event registration statement does not become effective in a timely manner or if the registration statement fails to remain effective.  On August 4, 2006, such registration statement was made effective and the Company met its initial obligation.

The Company has obtained financial surety relating to certain of its future restoration and reclamation obligations as required by the State of Texas regulatory agencies. The Company has bank Letters of Credit (the “L/C’s) and performance bonds issued for the benefit of the Company to satisfy such regulatory requirements. The L/C’s were issued by Bank of America and the performance bonds have been issued by United States Fidelity and Guaranty Company (“USF&G”). L/C’s for $1.5 million and $944,000 were issued at September 30, 2006 and December 31, 2005, respectively, such L/C’s are collateralized in their entirety by certificates of deposit.

Performance bonds totaling $2,835,000 were issued for the benefit of the Company at September 30, 2006 and December 31, 2005. USF&G has required that the Company deposit funds collateralizing a portion of the bonds. The amount of bonding issued by USF&G exceeded the amount of collateral by $2,491,000 at September 30, 2006 and December 31, 2005, respectively. In the event that USF&G is required to perform under its bonds or the bonds are called by the state agencies, the Company would be obligated to pay any expenditure in excess of the collateral.

Critical Accounting Policies

Our significant accounting policies are described in Note 2 to the consolidated financial statements included in the Company’s 2005 Annual Report on Form 10-KSB/A.  We believe our most critical accounting policies involve those requiring the use of significant estimates and assumptions in determining values or projecting future costs.

Specifically regarding our uranium properties, significant estimates were utilized in determining the carrying value of these assets. These assets have been recorded at their estimated net realizable value for impairment purposes on a liquidation basis, which is less than our cost. The actual value realized from these assets may vary significantly from these estimates based upon market conditions, financing availability and other factors.

Regarding our reserve for future restoration and reclamation costs, significant estimates were utilized in determining the future costs to complete the groundwater restoration and surface reclamation at our mine sites.  The actual cost to conduct these activities may vary significantly from these estimates.

Such estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.

ITEM 3.                  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Uranium Price Volatility

The Company is subject to market risk related to the market price of uranium.  The Company’s cash flow has historically been dependent on the price of uranium, which is determined primarily by global supply and demand, relative to the Company’s cost of production.  Historically, uranium prices have been subject to fluctuation, and the price of uranium ahs been and will continue to be affected by numerous factors beyond the Company’s control, including the demand for nuclear power, political and economic conditions, governmental legislation in uranium producing and consuming countries and production levels and costs of production of other uranium producing companies.

Derivative Financial Instruments

The Company has determined that at December 31, 2005 its long-term uranium sales contracts met the definition of derivative financial instruments for financial statement reporting purposes, and as of such date, were recorded on the balance sheet at fair value. Changes in the fair value of such derivatives recorded on the balance sheet are recorded in the consolidated statements of operations in current earnings as they occur. Such changes in the Company’s derivatives represented non-cash charges to earnings for the present value of the loss the Company would have incurred in the event it would have been required to purchase uranium in the spot market to satisfy the deliveries under its long-term uranium sales contracts.

The Company amended these contracts in March 2006.  The amended contracts obligate the Company to deliver 50% of its uranium production to each customer, and do not obligate the Company to deliver any uranium in excess of its production.  The Company has determined that the terms of the amended contracts eliminates their qualification as derivatives and therefore are not required to be valued at fair value.

ITEM 4.                  CONTROLS AND PROCEDURES

The principal executive and principal financial officers of the Company have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report (evaluation date) and have concluded that the disclosure controls and procedures are adequate and effective based upon their evaluation as of the evaluation date. During the second quarter of 2005, the Company identified a weakness in disclosure controls and procedures relating to the evaluation of and application of proper GAAP reporting under FAS No. 133 Accounting for Derivative Instruments and Hedging Activities. This resulted in restatement of the Company’s financial statements for year ended December 31, 2004 and the first quarter of 2005. The Company corrected that weakness in the second quarter of 2005 and the Company has determined that the weakness was not a material weakness as provided by the guidance in PCAOB Audit Standard 2.

For the fiscal quarter ended September 30, 2006, there have been no changes that materially affected, or are likely to materially affect, our internal controls over financial reporting.

PART II - OTHER INFORMATION

ITEM 1.          LEGAL PROCEEDINGS

No change from the prior quarterly filing on our Form 10-Q.

ITEM 1A.       RISK FACTORS

Over 26% of our shares of Common Stock is controlled by Principal Stockholders and Management.

Over 20.5% of our Common Stock is controlled by two stockholders of record. In addition, our directors and officers are the beneficial owners of about 5.7% of our Common Stock. This includes with respect to both groups shares that may be purchased upon the exercise of outstanding options. Such ownership by the Company’s principal shareholders, executive officers and directors may have the effect of delaying, deferring, preventing or facilitating a sale of the Company or a business combination with a third party.

The availability for sale of a large amount of shares may depress the market price for our Common Stock.

ITEM 2.          UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

None

ITEM 3.          DEFAULTS UPON SENIOR SECURITIES.

None

ITEM 4.          SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

None

ITEM 5.          OTHER INFORMATION.

None

ITEM 6.          EXHIBITS

See the Index to Exhibits on Page E-1 for a listing of the exhibits that are filed as part of this Quarterly Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

URANIUM RESOURCES, INC.

Dated: November 14, 2006	By:	/s/ Paul K. Willmott
Paul K. Willmott
Director and
Chief Executive Officer

Dated: November 14, 2006	By:	/s/ Thomas H. Ehrlich
Thomas H. Ehrlich
Vice President - Finance and
Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit Number	Description
3.1*	Restated Certificate of Incorporation of the Company, dated February 15, 2004 (filed with the Company’s Registration Statement on Form SB-2 dated July 26, 2004, SEC File Number 333-117653).

3.1.1*	Certificate of Amendment of Restated Certificate of Incorporation of the Company (filed with the Company’s Form 8-K dated April 11, 2006, SEC File Number 000-17171).

3.2*	Restated Bylaws of the Company (filed with the Company’s Form 8-K on April 14, 2005).

4.1*

Common Stock Purchase Agreement dated February 28, 2001 between the Company and Purchasers of the Common Stock of the Company (filed with the Company’s Annual Report on Form 10-KA dated July 26, 2001, SEC File Number 000-17171).

10.1*	Amended and Restated Directors Stock Option Plan (filed with the Company’s Form S-8 Registration No. 333- 00349 on January 22, 1996).

10.2*	Amended and Restated Employee’s Stock Option Plan (filed with the Company’s Form S-8 Registration No. 333-00403 on January 24, 1996).

10.3*	Amended and restated 1995 Stock Incentive Plan (filed with the Company’s Form SB-2 Registration No. 333-117653 on July 26, 2005).

10.4*	Non-Qualified Stock Option Agreement dated June 19, 2001 between the Company and Leland O. Erdahl (filed with the Company’s 10-QSB dated August 13, 2001, SEC File Number 000-17171).

10.5*	Non-Qualified Stock Option Agreement dated June 19, 2001 between the Company and George R. Ireland (filed with the Company’s 10-QSB dated August 13, 2001, SEC File Number 000-17171).

10.7*

Summary of Supplemental Health Care Plan (filed with Amendment No. 1 to the Company’s Form S-1 Registration Statement (File No. 33-32754) as filed with the Securities and Exchange Commission on February 20, 1990).

10.9*

License to Explore and Option to Purchase dated March 25, 1997 between Santa Fe Pacific Gold Corporation and Uranco, Inc. (filed with the Company’s Annual Report on Form 10-K dated June 30, 1997, SEC File Number 000-17171).

10.12*	Compensation Agreement dated June 2, 1997 between the Company and Paul K. Willmott (filed with the Company’s Annual Report on Form 10-K dated June 30, 1998, SEC File Number 000-17171).

10.13*	Compensation Agreement dated June 2, 1997 between the Company and Richard A. Van Horn (filed with the Company’s Annual Report on Form 10-K dated June 30, 1998, SEC File Number 000-17171).

10.14*	Compensation Agreement dated June 2, 1997 between the Company and Thomas H. Ehrlich (filed with the Company’s Annual Report on Form 10-K dated June 30, 1998, SEC File Number 000-17171).

10.15*	Compensation Agreement dated June 2, 1997 between the Company and Mark S. Pelizza (filed with the Company’s Annual Report on Form 10-K dated June 30, 1998, SEC File Number 000-17171).

Exhibit Number	Description
10.16*	Uranium Resources, Inc. 1999 Deferred Compensation Plan (filed with the Company’s Annual Report on Form 10-K dated June 30, 1999, SEC File Number 000-17171).

10.16.1*	Amendment No. 1 to the Uranium Resources, Inc. 1999 Deferred Compensation Plan (filed with the Company’s Annual Report on Form 10KSB dated March 31, 2006, SEC File Number 000-17171).

10.17*	2000-2001 Deferred Compensation Plan (filed with the Company’s Annual Report on Form 10-K dated December 31, 2004, SEC File Number 000-17171).

10.17.1*	Amendment No. 2 to the Uranium Resources, Inc. Deferred Compensation Plan for 2000-2001 (filed with the Company’s Annual Report on Form 10KSB dated March 31, 2006, SEC File Number 000-17171).

10.22*	Uranium Resources, Inc. Deferred Compensation Plan for 2002 (filed with the Company’s Quarterly Report on Form 10-QSB dated November 13, 2002, SEC File Number 000-17171).

10.23*	Uranium Resources, Inc. Deferred Compensation Plan for 2003 (filed with the Company’s Quarterly Report on Form 10-QSB dated November 13, 2002, SEC File Number 000-17171).

10.24*	Uranium Resources, Inc. Deferred Compensation Plan for 2004 (filed with the Company’s Quarterly Report on Form 10-QSB dated May 14, 2004, SEC File Number 000-17171).

10.24.1*

Amendment No. 2 to the Uranium Resources, Inc. Deferred Compensation Plan for 2002, Deferred Compensation Plan for 2003, and Deferred Compensation Plan for 2004 (filed with the Company’s Annual Report on Form 10-KSB dated March 31, 2006, SEC File Number 000-17171).

10.26*	2004 Directors Stock Option Plan dated June 2, 2004 (filed with the Company’s Registration Statement on Form SB-2 dated July 26, 2004, SEC File Number 333-117653).

10.27*

Contract with UG U.S.A., Inc for the Purchase of Natural Uranium Concentrates (U3O8) dated August 12, 2003 (filed with the Company’s Pre-Effective Amendment No. 2 to Registration Statement on form SB-2 dated September 20, 2005, SEC File Number 333-125106).

10.27.1*

Amendment No. 1 with UG U.S.A., Inc. dated August 30, 2004 to Exhibit 10.27 (filed with the Company’s Pre-Effective Amendment No. 2 to Registration Statement on form SB-2 dated September 20, 2005, SEC File Number 333-125106).

10.27.2*

Amendment No. 2 with UG U.S.A., Inc. dated April 29, 2005 to Exhibit 10.27 (filed with the Company’s Pre-Effective Amendment No. 2 to Registration Statement on form SB-2 dated September 20, 2005, SEC File Number 333-125106).

10.28*

Amended and Restated Uranium Supply Contract with Itochu Corporation dated June 7, 2005 (filed with the Company’s Pre-Effective Amendment No. 2 to Registration Statement on form SB-2 dated September 20, 2005, SEC File Number 333-125106).

10.31*

Note Purchase Agreement dated March 24, 2005 and promissory notes issued thereunder (filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2004, SEC File Number 000-17171).

10.32*

Uranium Supply Contract with UG U.S.A., Inc. dated April 29, 2005 (filed with the Company’s Pre-Effective Amendment No. 2 to Registration Statement on Form SB-2 dated September 20, 2005, SEC File Number 333-125106).

Exhibit Number	Description
10.33*

Uranium Supply Contract with Itochu Corporation dated June 15, 2005 (filed with the Company’s Pre-Effective Amendment No. 2 to Registration Statement on Form SB-2 dated September 20, 2005, SEC File Number 333-125106).

10.34*	Stock Purchase Agreement by and between Uranium Resources, Inc. and accredited investors (filed with the Company’s Form 8-K dated August 12, 2005, SEC File No. 000-17171).

10.35*	Uranium Resources, Inc. 2004 Stock Incentive Plan (filed with the Company’s Quarterly Report on Form 10QSB/A dated November 18, 2005, SEC File No. 000-17171).

10.36*

Feasibility Study Funding Agreement between Itochu Corporation, Uranium Resources, Inc. and Hydro Resources, Inc. effective March 29, 2006. (filed with the Company’s Form 10KSB dated March 31, 2006, SEC file Number 000-17171).

10.37*

Amended and Restated Uranium Supply Contract between Itochu Corporation and Uranium Resources, Inc. effective March 1, 2006. (filed with the Company’s Form 10KSB dated March 31, 2006, SEC file Number 000-17171).

10.38*

Agreement for the Sale of Uranium Concentrates between UG U.S.A., Inc. and Uranium Resources, Inc. dated March 31, 2006. (filed with the Company’s Form 10KSB dated March 31, 2006, SEC file Number 000-17171).

10.39*

Stock Purchase Agreement dated as of April 19, 2006, by and between Uranium Resources, Inc. and accredited investors (filed with the Company’s Current Report on Form 8-K dated April 19, 2006, SEC File No. 000-17171).

14*	Uranium Resources, Inc. Code of Ethics for Senior Executives. Filed with the Company’s Annual Report on Form 10-KSB dated March 30, 2004, SEC File Number 000-17171).

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Not filed herewith. Incorporated by reference pursuant to Rule 12b-32 under the Securities Exchange Act of 1934.

Exhibit 31.1

Certification of Chief Executive Officer

Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Paul K. Willmott, certify that:

1.        I have reviewed this report on Form 10-Q of Uranium Resources, Inc.;

2.        Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.        Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.        The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the issuer and have:

(a)  Designed  such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)  Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)  Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent fiscal quarter (the issuer’s first fiscal quarter of the annual report) that has materially affected or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.        The issuer’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of issuer’s board of directors (or persons performing the equivalent functions):

(a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

(b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date: November 14, 2006

/s/ Paul K. Willmott
Title: President and Chief Executive Officer

Exhibit 31.2

Certification of Chief Financial Officer

Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Thomas H. Ehrlich, certify that:

1.             I have reviewed this report on Form 10-Q of Uranium Resources, Inc.;

2.             Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.             Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report.

4.             The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the issuer and have:

(a)  Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)  Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)  Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent fiscal quarter (the issuer’s first fiscal quarter of the annual report) that has materially affected or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.             The issuer’s other certifying officers and I have disclosed, based on our most recent evaluation, to the  issuer’s auditors and the audit committee of issuer’s board of directors (or persons performing the equivalent functions):

(a)  All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

(b)  Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date: November 14, 2006

/s/ Thomas H. Ehrlich
Title: Vice President - Finance and Chief Financial Officer

Exhibit 32.1

URANIUM RESOURCES, INC.

650 S. Edmonds Lane, Suite 108, Lewisville, TX 75067

972.219.3330 Phone   972.219.3311 Fax

November 14, 2006

Securities and Exchange Commission

450 5th Street, N.W.

Washington, D.C. 20549

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Paul K. Willmott, President and Chief Executive Officer of Uranium Resources, Inc. (the “Company”), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)  The Quarterly Report on Form 10-Q of the Company for the period ended September 30, 2006 which this certification accompanies fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)  The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Paul K. Willmott
Paul K. Willmott
President and Chief Executive Officer
November 14, 2006

1

Exhibit 32.2

URANIUM RESOURCES, INC.

650 S. Edmonds Lane, Suite 108, Lewisville, TX 75067

972.219.3330 Phone   972.219.3311 Fax

November 14, 2006

Securities and Exchange Commission

450 5th Street, N.W.

Washington, D.C. 20549

CERTIFICATION OF CHIEF FINANCIAL OFFICER

PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Thomas H. Ehrlich, Vice President - Finance and Chief Financial Officer of Uranium Resources, Inc. (the “Company”), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)  The Quarterly Report on Form 10-Q of the Company for the period ended September 30, 2006 which this certification accompanies fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)  The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Thomas H. Ehrlich
Thomas H. Ehrlich
Vice President and Chief Financial Officer
November 14, 2006

1

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  November 13, 2006

URANIUM RESOURCES, INC.

(Exact name of registrant as specified in its charter)

Delaware	0-17171	75-2212772
(State or other	(Commission File	(I.R.S. Employer
jurisdiction of	Number)	Identification No.)
incorporation)

650 South Edmonds, Suite 108, Lewisville, TX	75067
(Address of principal executive offices)	Zip Code

(972) 219-3330

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.  Other Events

On November 9, 2006 the Registrant issued a press release announcing they have retained Kei Advisors LLC, as their investor relations advisory firm.

On November 10, 2006 the Registrant issued a press release announcing they have launched an internal evaluation to determine the feasibility of developing a conventional mining and milling complex based on several of the Company’s New Mexico properties that are less amenable to in-situ recovery mining methods.

On November 13, 2006 the Registrant issued a press release announcing the timing of the release of their third quarter results and their company-hosted teleconference.

Copies of these press releases are attached hereto as Exhibit 99.1, 99.2 and 99.3 and are incorporated herein by reference.

Item 9.01.  Financial Statements and Exhibits

Exhibit 99.1 Press Release dated November 9, 2006.

Exhibit 99.2 Press Release dated November 10, 2006.

Exhibit 99.3 Press Release dated November 13, 2006.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

URANIUM RESOURCES, INC.

Date:	November 13, 2006	/s/ Thomas H. Ehrlich
Thomas H. Ehrlich
Vice President and Chief Financial Officer

3

Exhibit Index

Exhibit Number	Description
Exhibit 99.1	Press Release dated November 9, 2006
Exhibit 99.2	Press Release dated November 10, 2006
Exhibit 99.3	Press Release dated November 13, 2006

4

Exhibit 99.1

NEWS RELEASE

695 S. Edmonds Lane, Suite 108  Lewisville, TX  75067

Investor Contact:	Company Contact:
Deborah K. Pawlowski/James M. Culligan	David N. Clark
Kei Advisors LLC	President and COO
Phone: 716.843.3908/716.843.3874	Phone: 361.883.3980
Email:dpawlowski@keiadvisors.com/jculligan@keiadvisors.com

Uranium Resources, Inc. Retains Kei Advisors LLC,
Investor Relations Advisory Firm

LEWISVILLE, TX, November 9, 2006 — Uranium Resources, Inc. (OTCBB:  URRE) (“URI”), a Texas based uranium exploration and mining company, is pleased to announce it has retained the services of Kei Advisors LLC to work with management in the area of capital markets communication and shareholder awareness.

Paul K. Willmott, URI’s Chairman and CEO, noted, “Given the resurgence of nuclear power and a strong uranium market, we believe we have an exciting story to tell.  Kei Advisors can assist us in improving the market’s awareness of our significant resource base by reaching out to our existing shareholders as well as by introducing the company to prospective investors.”

ABOUT URANIUM RESOURCES, INC.
Since it’s incorporation in 1977, URI has produced nearly 10 million lbs U3O8 by in-situ recovery (ISR) methods in the state of Texas where the company currently has three ISR mining projects. URI is also developing a new ISR project in New Mexico where the company has considerable uranium resources. URI’s strategy is to fully exploit its large resource base in Texas and New Mexico to take advantage of the strong global market for uranium.

ABOUT KEI ADVISORS, LLC
Kei Advisors provides a strategic approach to managing communications and relations with the capital markets. They are committed to helping their clients create optimum shareholder value by closing the information gap that often exists between a company’s reality and the market’s perception. The Kei team has over fifty years of capital market and investor relations experience offering a broad level of knowledge and expertise for public and private companies.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are subject to risks, uncertainties and assumptions and are identified by words such as “expects,” “estimates,” “projects,” “anticipates,” “believes,” “could,” and other similar words.  All statements addressing operating performance, events, or developments that the Company expects or anticipates will occur in the future, including but not limited to statements relating to the Company’s reserves and mineralized uranium materials, timing of receipt of mining permits, production capacity of mining operations planned for properties in South Texas and New Mexico, planned dates for commencement of production at such properties, revenue, cash generation and profits are forward-looking statements. Because they are forward-looking, they should be evaluated in light of important risk factors and uncertainties. These risk factors and uncertainties include, but are not limited to, the spot price of uranium, weather conditions, operating conditions at the Company’s mining projects, government regulation of the mining industry and the nuclear power industry, the world-wide supply and demand of uranium, availability of capital, timely receipt of mining and other permits from regulatory agents and other factors which are more fully described in the Company’s documents filed with the Securities and Exchange Commission.  Should one or more of these risks or uncertainties materialize, or should any of the Company’s underlying assumptions prove incorrect, actual results may vary materially from those currently anticipated. In addition, undue reliance should not be placed on the Company’s forward-looking statements. Except as required by law, the Company disclaims any obligation to update or publicly announce any revisions to any of the forward-looking statements contained in this press release.

###

Exhibit 99.2

NEWS RELEASE

695 S. Edmonds Lane, Suite 108  Lewisville, TX  75067

Investor Contact:	Company Contact:
Deborah K. Pawlowski/James M. Culligan	David N. Clark
Kei Advisors LLC	President and COO
Phone: 716.843.3908/716.843.3874	Phone: 361.883.3990
Email:dpawlowski@keiadvisors.com/jculligan@keiadvisors.com

Uranium Resources, Inc. Announces Feasibility Study
of New Mexico Assets

•                  URI to consider augmenting in-situ mining capabilities with conventional mining

•                  Company to evaluate uranium properties, mining assets and extensive database

LEWISVILLE, TX, November 10, 2006 — Uranium Resources, Inc. (OTCBB:  URRE) (“URI”) announced today that it has launched an internal evaluation to determine the feasibility of developing a conventional mining and milling complex based on several of the Company’s New Mexico properties that are less amenable to in-situ recovery mining methods.

From 1948 through 2001, nearly 350 million pounds of uranium were produced by conventional mining and milling methods in New Mexico.  During the peak years from 1959 through 1981, conventional production ranged from 9 to 19 million pounds of uranium per year, averaging nearly 13 million pounds per year.

As for the future, the Energy Information Administration (EIA) stated in a June 2004 report that as of December 31, 2003, uranium reserves in New Mexico were estimated to be 341 million pounds U3O8 assuming forward costs of up to $50 per pound of U3O8.  Given historic production rates and EIA’s estimate of available uranium resources, URI believes a single conventional mill in New Mexico could produce between 5 to 10 million pounds of uranium per year, which includes production from Company-owned properties.

URI owns 183,000 acres of mineral holdings in New Mexico which includes mine sites at Crownpoint, Nose Rock, and Roca Honda.  These mine sites were designed by previous owners to produce nearly 4 million pounds of uranium per year.  All three projects were deferred in the early 1980s after uranium prices fell from $43 per pound of U3O8 to below $10 per pound by the end of that decade. On these sites are six completed mine shafts that are estimated to have a replacement cost of $25 to $50 million.  With these shafts already in place, URI believes the cost of development should be lower.  In addition, once all required permits are received, production on the sites with mine shafts already in place should begin considerably sooner than on comparable undeveloped sites.

The feasibility study will include the following:

•                  The reopening and inspection of two 3,300 foot shafts at Nose Rock that were developed by a division of Phillips Petroleum in the late 1970s.  This project was

-MORE-

designed to produce approximately 2.5 million pounds of uranium per year, but was shutdown in 1981 before mining began.

•                  The reopening and inspection of three shafts at Crown Point that were developed by a division of Westinghouse Electric Corporation to produce an estimated 1.2 million pounds of uranium per year.  Production from this project was deferred in 1981 before mining began.

•                  The reopening and inspection of the Kerr-McGee shaft on Roca Honda.

•                  A thorough evaluation of the Company’s extensive data base that includes over 16,000 logs, feasibility studies, mine development plans, and ore reserve analyses that were prepared during the 1970s and ‘80s by Homestake Mining, Mobil Oil, Phillips Petroleum, United Nuclear, and Westinghouse Electric Corporation.  This evaluation will focus on the Company’s 43,000 acres located in the prolific Ambrosia Lake District where there exists the greatest potential to discover new uranium resources.

•                  A thorough examination of the Company’s mineral holdings to determine which properties are more amenable to conventional development as opposed to in-situ recovery mining methods.

•                  An analysis to determine the feasibility of building a conventional mill to process company mined ore, as well as the potential for toll milling.

This internal evaluation will be managed by Richard A. Van Horn, Senior Vice President — Operations.  Mr. Van Horn has extensive experience in the conventional mining and milling of uranium on the Colorado Plateau with Union Carbide, including the management of the White Mesa Mill operating in Blanding, Utah.

ABOUT URANIUM RESOURCES, INC.

Since it’s incorporation in 1977, URI has produced over 7 million pounds of uranium by in-situ recovery (ISR) methods in the state of Texas where the Company currently has three ISR mining projects.  URI is also conducting a feasibility study on the Churchrock ISR project in New Mexico where the Company has a Nuclear Regulatory Commission license.  URI’s strategy is to fully exploit its resource base in Texas and New Mexico to take advantage of the strong global market for uranium.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are subject to risks, uncertainties and assumptions and are identified by words such as “expects,” “estimates,” “projects,” “anticipates,” “believes,” “could,” and other similar words.  All statements addressing operating performance, events, or developments that the Company expects or anticipates will occur in the future, including but not limited to statements relating to the Company’s reserves and mineralized uranium materials, timing of receipt of mining permits, production capacity of mining operations planned for properties in South Texas and New Mexico, planned dates for commencement of production at such properties, revenue, cash generation and profits are forward-looking statements. Because they are forward-looking, they should be evaluated in light of important risk factors and uncertainties. These risk factors and uncertainties include, but are not limited to, the spot price of uranium, weather conditions, operating conditions at the Company’s mining projects, government regulation of the mining industry and the nuclear power industry, the world-wide supply and demand of uranium, availability of capital, timely receipt of mining and other permits from regulatory agents and other factors which are more fully described in the Company’s documents filed with the Securities and Exchange Commission.  Should one or more of these risks or uncertainties materialize, or should any of the Company’s underlying assumptions prove incorrect, actual results may vary materially from those currently anticipated. In addition, undue reliance should not be placed on the Company’s forward-looking statements. Except as required by law, the Company disclaims any obligation to update or publicly announce any revisions to any of the forward-looking statements contained in this press release.

###

Exhibit 99.3

Uranium Resources Announces Third Quarter 2006 Earnings Conference Call and Webcast

LEWISVILLE, TX, November 13, 2006 — Uranium Resources, Inc. (OTCBB:  URRE) (“URI”), a uranium exploration and mining company with resources in Texas and New Mexico, announced today that it will release its third quarter results on November 15, 2006.

The release of the financial results will be followed by a company-hosted teleconference at 10:30 a.m. ET.  During the teleconference, David Clark, President and Chief Operating Officer, will review the financial and operating results for the period and discuss URI’s corporate strategy and outlook.  A question-and-answer session will follow.

The URI conference call can be accessed the following ways:

•                  The live webcast can be found at http://www.uraniumresources.com.  Participants should go to the website 10 - 15 minutes prior to the scheduled conference in order to register and download any necessary audio software.

•                  The teleconference can be accessed by dialing (913) 312-1297 approximately 20 minutes prior to the call.

To listen to the archived call:

•                  The archived webcast will be at http://www.uraniumresources.com.  A transcript will also be posted once available.

•                  A replay can also be heard by calling (719) 457-0820 and entering passcode 9714076.

The telephonic replay will be available from 1:30 p.m. ET the day of the teleconference until 11:59 p.m. Wednesday, November 22, 2006.

ABOUT URANIUM RESOURCES, INC.
Since it’s incorporation in 1977, URI has produced over 7 million pounds of uranium by in-situ recovery (ISR) methods in the state of Texas where the Company currently has three ISR mining projects.  URI is also conducting a feasibility study on the Churchrock ISR project in New Mexico where the Company has a Nuclear Regulatory Commission license.  URI’s strategy is to fully exploit its resource base in Texas and New Mexico to take advantage of the strong global market for uranium.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  November 14, 2006

URANIUM RESOURCES, INC.

(Exact name of registrant as specified in its charter)

Delaware	0-17171	75-2212772
(State or other jurisdiction	(Commission File	(I.R.S. Employer
of incorporation)	Number)	Identification No.)

650 South Edmonds, Suite 108, Lewisville, TX	75067
(Address of principal executive offices)	Zip Code

(972) 219-3330

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.  Other Events

On November 14, 2006 the Registrant issued a press release relating to financial results for its third quarter ended September 30, 2006

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01.  Financial Statements and Exhibits

Exhibit 99.1 Press Release dated November 14, 2006.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

URANIUM RESOURCES, INC.

Date: November 17, 2006	/s/ Thomas H. Ehrlich
Thomas H. Ehrlich
Vice President and Chief Financial Officer

3

Exhibit Index

Exhibit Number	Description

Exhibit 99.1	Press Release dated November 14, 2006

Exhibit 99.1

NEWS RELEASE

695 S. Edmonds Lane, Suite 108 Lewisville, TX 75067

Investor Contact:	Company Contact:
Deborah K. Pawlowski/James M. Culligan	David N. Clark
Kei Advisors LLC	President and COO
Phone: 716.843.3908/716.843.3874	Phone: 361.883.3990
Email: dpawlowski@keiadvisors.com/jculligan@keiadvisors.com

FOR IMMEDIATE RELEASE

Uranium Resources, Inc. Reports Third Quarter Results

♦             Redeployed assets from Vasquez property and recognized impairment

♦             Additional drilling rigs and logging tools enables $3.5 million development program at South Texas properties

LEWISVILLE, TX, November 14, 2006 --- Uranium Resources, Inc. (OTCBB:  URRE) (“URI”), a uranium exploration, development and mining company, announced today its financial results for the third quarter and nine-month period of 2006 which ended September 30, 2006.  In the third quarter of 2006, URI produced 72,630 pounds of uranium compared with production in the third quarter of 2005 of 65,797 pounds.  Production for July, August, and September 2006 was 28,000, 14,000, and 30,000 pounds of uranium, respectively.  Total production for the first nine months of 2006 was 187,000 pounds.

Revenue in the 2006 third quarter was $2.8 million based on sales of 69,951 pounds of uranium at an average price of $39.54 per pound.  This compares with revenue of $1.3 million based on sales of 74,340 pounds of uranium at an average price of $17.00 per pound in the third quarter of 2005.  Higher prices received per pound in the 2006 third quarter more than offset the lower quantity of pounds sold.

Production costs for the third quarter of 2006 were $56.92 per pound compared with $23.57 per pound in the prior year’s third quarter.  The higher production costs were primarily due to higher capital and operating costs compared with the prior year and also due to the change in the estimated recovery factor for the Vasquez project from 70% to 50%.  Production costs in the third quarter 2006 include $4.23 per pound from inventory adjustments from a lower of cost or market adjustment at September 30, 2006, and exclude $8.91 per pound for a lower of cost or market adjustment made at June 30, 2006.  Production costs in the third quarter of 2005 include $5.06 per pound resulting from a lower of cost or market adjustment at September 30, 2005.  Production costs at the Kingsville Dome project were $35.16 per pound for the third quarter of 2006 and $33.12 per pound year-to-date in 2006.

Net loss for the third quarter of 2006 was $6.0 million, or $0.12 per diluted share, compared with net loss of $2.0 million, or $0.05 per diluted share, in the same period last year.  The third quarter 2006 loss included an impairment provision for the Vasquez project of approximately $3.3 million.  This impairment was necessitated as a result of the carrying value of the assets exceeding their fair value at September 30, 2006.  The Company expects that the annual update by an outside engineer of the estimated recoverable reserves at Vasquez will result in a lowering of our reserve estimate.

Our third quarter production consisted of 26,074 pounds from our Vasquez project and 46,556 from our Kingsville Dome project.  Our Kingsville Dome project commenced production in the

-MORE-

Uranium Resources, Inc. Reports Third Quarter Results
November 14, 2006

second quarter of 2006.  Last year’s third quarter production of 65,797 pounds was produced completely from the Vasquez project.  As discussed, given the challenges at this property, its level of production has measurably declined and was below expectations.

Production and Plans

Texas Properties

The Vasquez project has provided significant technical challenges since its inception in 2004 due to the unique geochemical composition of its ore body and the degree of re-reduction found in the uranium deposited within the formation.  When uranium has been “re-reduced” it has in nature been oxidized, reduced and then subjected to additional reductants which results in the uranium being less accepting of oxidation for extraction.  These factors have contributed to our production costs at Vasquez rising from $20.32 per pound in 2005 to over $46.00 per pound in 2006.

The Company is evaluating its future production plans for Vasquez, which will be based on a number of factors including additional information from technical analyses and the continued strength of the uranium market.

Since the end of the quarter, URI redeployed most of its exploration and development equipment from Vasquez to the Kingsville Dome and Rosita projects.  All three properties are located in South Texas.  The Company has historically produced from the Kingsville Dome and Rosita projects using the in-situ recovery mining process.  From 1988 through 1999, URI produced 6.1 million pounds from these properties.

At the Kingsville Dome project, the first of two new wellfields is scheduled to come online at the end of November.  At Rosita, URI expects its first wellfield to begin production in early 2007.

In October, URI initiated a $3.5 million development program to drill up to 575,000 feet (approximately 1,440 holes) on properties surrounding the Kingsville Dome and Rosita projects. The objective of this program is to drill out the properties’ uranium-bearing trends, which will identify and delineate the Texas reserves that may be available for the Company to mine over the next 3-5 years.  This in turn will allow URI to develop these reserves in a manner and sequence that will generate the highest economic return.  This program has been accelerated by the addition of 5 drill rigs since September, and the delivery of the first of two additional prompt fission neutron (PFN) logging tools in early November.  The Company expects to complete this program by the end of the first quarter of 2007.

Dave Clark, President and COO of URI, commented, “We are taking what believe to be the measured steps necessary to develop our uranium assets profitability, so we can capitalize on the strength of the market.”

New Mexico Properties

The Company announced on November 10, 2006, that it had launched an internal evaluation to determine the feasibility of developing a conventional mining and a milling complex based on several of the Company’s New Mexico properties that are less amenable to in-situ recovery mining methods.  The area has historically been the most prolific uranium production area in the United States and the Company has more than 183,000 acres of mineral holdings in the region, excluding its Churchrock and Crownpoint properties.  In addition, there are a number of mine shafts in place on some of the Company’s properties, which are expected to reduce cost and time for development once all permits are received.

URI is currently awaiting a ruling by the Environmental Protection Agency for determination of the Indian Country Status of Section 8 at its Churchrock property in New Mexico for which it has a Nuclear Regulatory Commission license.  It is anticipated that, whatever the ruling, either side will

-MORE-

appeal, therefore requiring further time before the permitting process is complete.  The permit process must be complete before any exploration and development activities can begin on the property.

URI has entered into a letter of intent with Itochu Corporation for the development of Section 8 and 17 at the Churchrock property.  It anticipates a final joint venture agreement before the end of 2006.

Nine-Month Review

In the first nine months of 2006, URI produced 187,412 pounds of uranium.  Of this production, 117,395 pounds were from its Vasquez project and 70,017 were from its Kingsville Dome project, which commenced production in the second quarter of 2006.  Production in the first nine months of 2005 was 239,738, all of which was produced from the Vasquez project.

In the first nine months of 2006, URI sold 199,921 pounds compared with sales of 219,000 pounds in the same period of 2005.   For the 2006 nine-month period, URI had revenue of $5.7 million ($28.41 per pound) compared with $4.0 million ($18.40 per pound) in the same period last year.  The increase in the sales revenue per pound in 2006 resulted from new contracts entered into with the Company’s two customers in March 2006.  Revenue in 2005 included $253,000 from the renegotiation of the contracted price for sales that were made in 2004.

Production costs for the nine-month periods of 2006 and 2005 were $42.46 and $15.96, respectively.  This year’s production costs include the same impacts and adjustments as noted previously for the third quarter.

For the nine months ended September 30, 2006 and 2005, we had net earnings of $24.1 million and a net loss of $14.5 million, respectively.  The earnings in 2006 included a non-cash gain on derivatives of $34.8 million and a non-cash impairment provision for the Vasquez project of $3.3 million.  The loss in 2005 included a non-cash loss on derivatives of $12.1 million.

Liquidity

From April to September 2006, URI’s cash burn rate averaged $1.5 to $1.6 million per month. Cash balance at September 30, 2006 was $26.5 million.  The Company anticipates that its operating and capital requirements for the remainder of 2006 and 2007 will be met through existing cash and cash generated from operations.

Mr. Clark concluded, “We are an asset rich company with an excellent opportunity to capitalize on these assets.  We’re focused on turning around our Texas operations, pursuing final permitting for our NRC licensed Churchrock property in New Mexico and on completing the necessary feasibility studies, rights, licenses and permits on the 183,000 acres of other mineral rights we own in New Mexico.”

Teleconference and Webcast

The Company is hosting a teleconference and webcast at 10:30 a.m. ET. Wednesday, November 15, 2006.   During the teleconference, David Clark, President and Chief Operating Officer, will review the financial and operating results for the period and discuss URI’s corporate strategy and outlook.  A question-and-answer session will follow.  The URI conference call can be accessed by calling (913) 312-1297 approximately 20 minutes prior to the call.  Alternatively, it can be listened to at the Company’s website http://www.uraniumresources.com.  Participants should go to the website 10 - 15 minutes prior to the scheduled conference in order to register and download any necessary audio software.

An archive of the teleconference can also be heard by calling (719) 457-0820 and entering passcode 9714076.  The telephonic replay will be available from 1:30 p.m. ET the day of the teleconference until

-MORE-

11:59 p.m. Wednesday, November 22, 2006.  The archived webcast will be at http://www.uraniumresources.com.  A transcript will also be posted once available.

ABOUT URANIUM RESOURCES, INC.

Since it’s incorporation in 1977, URI has produced over 7 million pounds of uranium by in-situ recovery (ISR) methods in the state of Texas where the Company currently has three ISR mining projects.  URI has mineral rights in Texas and New Mexico.  Its strategy is to fully exploit its resource base to take advantage of the strong global market for uranium.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are subject to risks, uncertainties and assumptions and are identified by words such as “expects,” “estimates,” “projects,” “anticipates,” “believes,” “could,” and other similar words.  All statements addressing operating performance, events, or developments that the Company expects or anticipates will occur in the future, including but not limited to statements relating to the Company’s reserves and mineralized uranium materials, timing of receipt of mining permits, production capacity of mining operations planned for properties in South Texas and New Mexico, planned dates for commencement of production at such properties, revenue, cash generation and profits are forward-looking statements. Because they are forward-looking, they should be evaluated in light of important risk factors and uncertainties. These risk factors and uncertainties include, but are not limited to, the spot price of uranium, weather conditions, operating conditions at the Company’s mining projects, government regulation of the mining industry and the nuclear power industry, the world-wide supply and demand of uranium, availability of capital, timely receipt of mining and other permits from regulatory agencies and other factors which are more fully described in the Company’s documents filed with the Securities and Exchange Commission.  Should one or more of these risks or uncertainties materialize, or should any of the Company’s underlying assumptions prove incorrect, actual results may vary materially from those currently anticipated. In addition, undue reliance should not be placed on the Company’s forward-looking statements. Except as required by law, the Company disclaims any obligation to update or publicly announce any revisions to any of the forward-looking statements contained in this press release.

TABLES FOLLOW

-MORE-

Uranium Resources, Inc.
Consolidated Balance Sheets

	September 30,	December 31,
	2006	2005
	(Unaudited)
Current assets:
Cash and cash equivalents	$26,466,678	$5,852,716

Receivables, net	570,679	32,940
Uranium and materials/supplies inventory	1,213,721	707,949
Prepaid and other current assets	346,825	269,835
Total current assets	28,597,903	6,863,440

Property, plant and equipment, at cost:
Uranium properties	61,555,774	51,662,223
Other property, plant and equipment	398,362	302,164
Less-accumulated depreciation, depletion and impairment	(47,706,578)	(43,275,660)
Net property, plant and equipment	14,247,558	8,688,727

Notes receivable	39,819	—

Other assets	2,354,982	1,072,026
Long-term investment:
Certificate of deposit, restricted	1,954,377	1,288,411
TOTLAL ASSETS	$47,194,639	$17,912,604
Current liabilities:
Accounts payable	$2,060,414	$1,139,005
Current portion of restoration reserve	1,295,795	1,061,491
Accrued interest and other accrued liabilities	477,131	432,683
Unrealized loss on derivatives, current portion	—	20,424,291
Current portion of long-term debt	36,369	175,833
Other deferred credits	461,640	—
Total current liabilities	4,331,349	23,233,303

Other long-term liabilities and deferred credits	4,366,922	3,823,015

Unrealized loss on derivative, net of current portion	—	26,396,656

Long-term debt, less current portion	506,424	450,000
Commitments and contingencies (Notes 1, 2 and 3)
Shareholders’ equity:*
Common stock, $.001 par value, shares authorized: 200,000,000; shares issued and outstanding (net of treasury shares): 2006—51,735,089; 2005—40,952,128	51,773	40,990
Paid-in capital	124,930,206	75,013,668
Accumulated deficit	(86,982,617)	(111,035,610)
Less: Treasury stock (38,125 shares), at cost	(9,418)	(9,418)
Total shareholders’ equity (deficit)	37,989,944	(35,990,370)
	$47,194,639	$17,912,604

These financial statements should be read in conjunction with the footnotes associated with these statements and provided in the Company’s filings with the SEC.  Shareholders’ equity information reflects the effect of a reverse 1 for 4 stock split made effective April 11, 2006.

-MORE-

Uranium Resources, Inc.
Consolidated Statements of Operations

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
Revenues:
Uranium sales—	$2,765,606	$1,263,381	$5,678,965	$4,030,293
Total revenue	2,765,606	1,263,381	5,678,965	4,030,293
Costs and expenses:
Cost of uranium sales—
Royalties and commissions	241,523	85,478	490,849	268,977
Operating expenses	1,556,587	1,226,868	4,674,015	2,454,685
Accretion/amortization of restoration reserve	86,171	97,133	360,479	268,365
Depreciation and depletion	2,425,327	543,622	3,814,416	1,107,458
Exploration expenses	—	—	234,646	—
Impairment of uranium properties	3,260,201	—	3,260,201	—
(Gain) loss on derivatives	—	647,935	(34,820,947)	12,094,304
Total (gain on) cost of uranium sales	7,569,809	2,601,036	(21,986,341)	16,193,789
Earnings (loss) from operations before corporate expenses	(4,804,203)	(1,337,655)	27,665,306	(12,163,496)

Corporate expenses—
General and administrative	1,557,083	708,543	4,214,096	2,326,748
Depreciation	9,949	4,447	23,008	12,797
Total corporate expenses	1,567,032	712,990	4,237,104	2,339,545
Earnings (loss) from operations	(6,371,235)	(2,050,645)	23,428,202	(14,503,041)

Other income (expense):
Interest expense	(1,370)	(17,795)	(5,703)	(37,478)
Interest and other income, net	383,549	50,469	630,494	82,917

Net earnings (loss)	$(5,989,056)	$(2,017,971)	$24,052,993	$(14,457,602)

Net earnings (loss) per common share:*
Basic	$(0.12)	$(0.05)	$0.51	$(0.41)
Diluted	$(0.12)	$(0.05)	$0.48	$(0.41)

Weighted average common shares and common equivalent shares per share data:*
Basic	51,735,089	37,904,573	47,184,096	35,255,486
Diluted	51,735,089	37,904,573	49,804,986	35,255,486

Net earnings (loss) per share and weighted average common shares information reflects the effect of a reverse 1 for 4 stock split made effective April 11, 2006.

Uranium Resources, Inc. Reports Third Quarter Results

November 14, 2006

Uranium Resources, Inc.
Consolidated Statements of Cash Flows

	Nine Months Ended September 30,
	2006	2005

Net earnings (loss)	$24,052,993	$(14,457,602)
Reconciliation of net earnings (loss) to cash provided by (used in) operations—
(Gain) loss on derivatives	(34,820,947)	12,094,304
Accretion/amortization of restoration reserve	360,479	268,365
Depreciation and depletion	3,837,424	1,120,255
Decrease in restoration and reclamation accrual	(684,979)	(715,235)
Stock compensation expense	1,228,619	443,960
Impairment of uranium properties	3,260,201	—
Other non-cash items, net	318,342	288,254

Effect of changes in operating working capital items—
(Increase) decrease in receivables	(577,557)	341,774
(Increase) decrease in inventories	42,999	(255,378)
Increase in prepaid and other current assets	(295,483)	(255,742)
Increase in payables, accrued liabilities and deferred credits	1,427,497	1,154,297
Net cash provided by (used in) operations	(1,850,412)	27,252

Investing activities:
Increase in certificate of deposit, restricted	(665,966)	(46,746)
Settlement of derivative instrument	(12,000,000)	—
Additions to property, plant and equipment—
Kingsville Dome	(8,499,106)	(381,113)
Vasquez	(3,078,092)	(2,709,512)
Rosita	(1,047,125)	(24,028)
Rosita South	(83,837)	—
Churchrock	(268,866)	(241,807)
Crownpoint	(66,621)	(342,066)
Other property	(110,386)	(100,168)
Other assets	(220,000)	—
Net cash used in investing activities	(26,039,999)	(3,845,440)

Financing activities:
Proceeds from (payments on) borrowings	(11,473)	600,000
Issuance of common stock, net	48,515,846	13,088,964
Net cash provided by financing activities	48,504,373	13,688,964
Net increase (decrease) in cash and cash equivalents	20,613,962	9,870,776
Cash and cash equivalents, beginning of period	5,852,716	268,866
Cash and cash equivalents, end of period	$26,466,678	$10,139,642

###